DATA443 RISK MITIGATION, INC.
101 J Morris Commons Ln, Suite 105 Morrisville, NC 27560-8884 919-526-1070

December 16, 2020

Via EDGAR

U.S. SECURITIES AND EXCHANGE COMMISSION

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Matthew Derby, Esq., & Jan Woo, Esq.

Re:	Data443 Risk Mitigation, Inc.
Request for Withdrawal of Registration Statement on Form S-1
File No.: 333-236167
Original Filing Date: January 30, 2020

Ladies & Gentlemen:

On January 30, 2020, Data443 Risk Mitigation, Inc., a Nevada corporation (the “Company”), filed a Registration Statement on Form S-1 (File No. 333-236167) (together with the exhibits thereto, the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “Commission”). Pursuant to Rule 477 promulgated under the Securities Act, the Company hereby respectfully requests the immediate withdrawal of the Registration Statement. The Company is seeking withdrawal of the Registration Statement as it has determined not to proceed with that offering at this time.

The Company confirms that the Registration Statement has not been declared effective; no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein; and, no preliminary prospectus contained in the Registration Statement has been distributed. The Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via E-Mail: jason@data443.com.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company hereby requests, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for the filing fee for any future registration statement or registration statements of the Company or an affiliate.

Please feel free to contact the undersigned if you have any questions. Thank you for your assistance with this matter.

Very truly yours;

DATA443 RISK MITIGATION, INC.

BY:	/s/ JASON REMILLARD
Jason Remillard, CEO & President